Exhibit 99.12

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Restructures Petroleum Product Logistics Operations in France
Paris, 20 January, 2010 - In response to declining petroleum product demand, Total will be gradually adjusting its logistics network in France. The process entails:
–	Outsourcing the operations of five depots* to specialized logistics companies.

–	Closing the Pontet depot in the Vaucluse region, southeastern France.

–	Investing in the Port-la-Nouvelle petroleum product depot in the Aude region, south-central France, to double its capacity.
Following the restructuring, Total — No. 1 in France in petroleum product logistics — will still have a nation-wide logistics presence.
The project was presented to the Central Works Committee on January 20, 2010. Layoffs will be avoided through internal placements.

*	Hauconcourt depot in the Lorraine region, eastern France Saint-Julien depot in the French Alps region Le Mans depot in the Loire region, western France Ouistreham depot in Lower Normandy Port-la-Nouvelle depot in the Languedoc-Roussillon region, south-central France
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com